Mail Stop 3561

January 15, 2008

Viola J. Heitz
Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer
Southern Bella, Inc.
1006 Delaware Avenue
Lexington, KY 40505

> **Re: Southern Bella, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 9, 2008**
> **File No. 333-142516**

Dear Ms. Heitz:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1. Your disclosure is not clear as to whether your former independent accountant, Michael Pollack CPA, LLC resigned or was dismissed. In the first paragraph of your filing you state that your independent accountant was dismissed, but in the sixth paragraph you state that the independent accountant resigned. In addition, the second sentence in the first paragraph of your filing appears to indicate that the independent accountant resigned and was dismissed. Please amend your Form 8-K to clearly and consistently state whether your former independent accountant resigned or was dismissed.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant